Laura E. Flores

+1.202.373.6101

laura.flores@morganlewis.com

VIA EDGAR

April 26, 2016

Ms. Elizabeth Bentzinger

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:       Penn Series Funds, Inc.; File Nos. 2-77284 and 811-03459

Dear Ms. Bentzinger:

This letter responds to comments conveyed to us by telephone on April 7, 2016 relating to the Penn Series Funds, Inc. (the “Registrant”) Post-Effective Amendment No. 78 (the “Registration Statement”), which was filed with the U.S. Securities and Exchange Commission (“SEC”) on February 25, 2016, for the purpose of revising the (i) investment objective and principal investment strategies and risk disclosure of the Money Market Fund and (ii) principal investment strategies and risk disclosure of the Small Cap Value Fund (each a “Fund” and, together with the Money Market Fund, the “Funds”). For ease of reference, we have set forth below each of your comments followed by the Registrant’s response to the comment. Unless otherwise noted, capitalized terms have the same meaning as contained in the prospectus (“Prospectus”) and Statement of Additional Information (“SAI”) included in the Registrant’s registration statement.

Prospectus Comments:

1.	Comment. Please provide the Staff with completed fee tables for each Fund prior to the effective date of the Registration Statement.

Response. Each Fund’s completed fee table is set forth in Exhibit 1 hereto.

2.

Comment. For each Fund’s Example disclosure, please disclose that the Example amounts do not reflect the deduction of variable contract charges and if they did, the amounts shown would be higher. In addition, please clarify that the amounts shown are applicable whether a shareholder redeems or holds his or her investment for the periods indicated.

Response. We have revised the disclosure as requested.

Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, NW
Washington, DC 20004	+1.202.739.3000
United States	+1.202.739.3001

April 26, 2016

3.

Comment. For the Money Market Fund, please briefly describe the maturity, diversification, liquidity and credit quality criteria related to U.S. dollar-denominated securities in which the Fund may invest.

Response. We have revised the Fund’s “Principal Investment Strategy” disclosure to augment the description of the U.S. dollar-denominated securities in which the Fund may invest.

4.	Comment. For the Money Market Fund, please consider disclosing credit risk as a principal risk of the Fund.

Response. We have revised the disclosure as suggested.

5.	Comment. For the Money Market Fund, please include the statement required by Item 4(b)(1)(ii)(C) of Form N-1A.

Response. We have added the required disclosure.

6.	Comment. For the Money Market Fund, please disclose in the Performance section that prior to May 1, 2016, the Fund pursued a different investment strategy.

Response. We have revised the disclosure as requested.

7.

Comment. For the Small Cap Value Fund, the Staff notes the inclusion of Acquired Fund Fees and Expenses (AFFE) in the Fund’s tee table. Please confirm whether investments in other investment companies is a principal investment of the Fund. To the extent it is, please revise the Fund’s “Principal Investment Strategy” discussion to reflect this fact.

Response. From time to time, the Fund does invest in other investment companies, such as business development companies (BDCs), but any such investments are minimal (i.e., currently less than .30% of the Fund’s assets) and do not represent a principal investment or principal investment strategy of the Fund. Therefore, we have not revised the Fund’s current “Principal Investment Strategy” discussion.

8.	Comment. For the Small Cap Value Fund, please consider adding additional “Derivatives Risk” disclosure.

Response. The Registrant confirms that the Fund is not currently invested in any derivatives positions. The Registrant, however, believes the current derivatives disclosure is warranted in light of the fact that the Fund may determine in the future to invest in derivatives depending on a variety of factors, including the cost of investing in certain securities directly, and that any such decision would be promptly implemented. As a result, the Registrant believes the current extent of the derivatives disclosure is appropriate and respectfully declines to add additional derivatives disclosure.

9.	Comment. For the Small Cap Value Fund, the Staff notes that “futures, options and swap agreements” are included in the Fund’s principal risk disclosure, but not in its principal

April 26, 2016

investment strategy and that “forward currency exchange contracts” are included in the Fund’s principal investment strategy, but not its principal risk disclosure. Please consider revising the above-referenced disclosure to reflect the Fund’s investments in derivatives. In addition, if the Fund invests in swaps, identify the types of swaps.

Response. As noted in the Registrant’s response to Comment No. 8 above, the Fund does not currently invest in derivatives and believes the current “Derivatives Risk” disclosure is adequate. Should the Fund invest in forward currency exchange contracts or any other derivative instrument to a significant extent in the future, the Registrant will reevaluate its derivatives risk disclosure to ensure it is adequate.

10.

Comment. For the Small Cap Value Fund, please confirm whether the Fund’s investments in derivatives are counted for purposes of meeting the Fund’s 80% investment policy adopted pursuant to Rule 35d-1. In addition, to the extent they are, please confirm the Registrant considers the market or fair value of such instruments.

Response. As noted in the Registrant’s response to Comment No. 8 above, the Fund does not currently invest in derivatives.

11.

Comment. For the Small Cap Value Fund, the Staff notes that the Fund may invest up to 20% of its net assets in “fixed income securities, such as government, corporate, and bank debt obligations.” Please disclose Interest Rate Risk and Credit Risk in the Fund’s Item 4 and Item 9 risk disclosure. In addition, to the extent the Fund invests in “junk bonds,” disclose the principal risks applicable to such investments.

Response. We have revised the Fund’s “Principal Risks of Investing” disclosure as requested, but have not added principal risk disclosure related to investments in junk bonds because the Fund does not expect to invest in junk bonds.

12.	Comment. For the Small Cap Value Fund, please confirm whether the Fund invests in sub-prime mortgages.

Response. The Registrant confirms that the Fund does not invest in sub-prime mortgages.

13.	Comment. With respect to the Small Cap Value Fund, please explain how the Russell 2000 Value Index meets the definition of broad-based index as defined in Securities Act Release No. 6988.

Response. In footnote 21, Securities Act Release No. 6988 states that “a broad-based index is one that provides investors with a performance indicator of the overall applicable stock or bond markets, as appropriate. An index would not be considered to be broad-based if it is composed of securities of firms in a particular industry or group of related industries.” The Russell 2000 Value Index is based largely on the Russell 2000 Index, which is composed of the bottom approximately 2,000 stocks in the Russell 3000 Index, which represents approximately 98% of the investable U.S. equity securities market, and is commonly quoted as the measure of the overall performance of the small-cap and mid-cap sectors of the U.S. securities market. The Russell 2000 Value Index is not composed of securities of firms in a particular industry or group of related industries, nor is it considered to be a narrow index. The Russell 2000 Value Index also satisfies the criteria for a broad-based securities index set forth in Form N-1A.

April 26, 2016

As required by Instruction 5 to Item 27 of Form N-1A, the Russell 2000 Value Index is not only administered by any organization that is not an affiliate of the Fund or its investment adviser, but the Index is widely recognized and used. For the foregoing reasons, the Registrant believes the Russell 2000 Value Index is a broad-based index as described in Securities Act Release No. 6988 and as prescribed by Form N-1A.

14.

Comment. In accordance with Item 9(b) of Form N-1A, please describe each Fund’s principal investment strategies, including, in general terms, how the adviser decides which securities to buy and sell for each Fund.

Response. Each Fund’s Item 4 - Summary Section disclosure includes a comprehensive description of each Fund’s principal investment strategies, and to the extent information responsive to Item 9(b) is not included in the Item 4 disclosure, it is disclosed under “Additional Information About the Company and the Funds - More Information About the Funds’ Principal Investment Strategies” consistent with the requirements of Item 9(b). The Registrant, therefore, believes it has disclosed all information required by Items 4 and 9 and respectfully declines to add duplicative descriptions of each Fund’s principal investment strategies to the back half of the Prospectus.

15.

Comment. To the extent the Item 9 risk disclosure includes non-principal risks, consider moving them to the SAI. Alternatively, identify which risks are principal and non-principal. In addition, consider revising the risk disclosure in Item 9 to identify which risks pertain to each Fund.

Response. The Registrant confirms that each risk identified in Item 9 is a principal risk of one or more of the Funds. The Registrant believes the current presentation of the Funds’ principal risks in Items 4 and 9 is consistent with the requirements of Form N-1A and therefore, respectfully declines to revise the presentation at this time to identify which principal risks are applicable to each Fund. In light of the Staff’s comment, however, the Registrant plans to consider for its next annual update including in Item 9 a principal risk matrix or chart to assist investors in understanding which Funds are subject to the various principal risks.

16.

Comment. With respect to “Bank Loans Risk,” please disclose (i) that bank loans may take more than seven days to settle; (ii) how the Fund intends to address short-term liquidity needs that may arise as a result of the extended settlement period; and (iii) that bank loans may not be considered securities and may not have the protections afforded by the federal securities laws.

Response. We have revised the disclosure to indicate that bank loans (i) may take more than seven days to settle, and (ii) may not be considered securities and thus, may not have the protections afforded by the federal securities laws. However, the Registrant does not believe the Fund’s investments in bank loans present short-term liquidity challenges for the Fund and thus, respectfully decline to add such disclosure as a principal risk of investing in the Fund.

17.	Comment. To the extent the Small Cap Value Fund invests in credit default swaps, please confirm that the Fund segregates the full notional value of each credit default swap.

Response. The Registrant confirms that should a Fund invest in credit default swaps, its practice generally would be to segregate the full notional value of credit default swaps.

April 26, 2016

18.	Comment. Please revise the “Manager of Managers Structure” disclosure to clarify whether PMAM has obtained “manager of managers” exemptive relief with respect to all of the Funds.

Response. We have revised the disclosure as requested.

19.

Comment. As required pursuant to Item 10(a)(2) of Form N-1A, please include a statement to the effect that the SAI includes additional information about the portfolio managers adjacent to the portfolio manager disclosure required pursuant to Item 10.

Response. We have added the requisite statement as requested.

20.

Comment. Consistent with accounting alert ARA-INV-73, please confirm that expenses can be recaptured only if the current expense ratio is less than the prior year expense cap that was in place when such prior year expenses were waived.

Response. The Registrant confirms that, consistent with accounting alert ARA-INV-73, PMAM’s and the Administrator’s ability to recapture expenses is limited to the lesser of (i) the cap in effect at the time expenses were waived or (ii) the cap in effect at the time of recapture.

21.	Comment. In the third paragraph under “Purchasing and Selling Fund Shares,” please disclose the place of receipt for purchases and redemptions.

Response. We have revised the disclosure as requested.

22.

Comment. Under “Purchasing and Selling Funds Shares,” please clarify when the Money Market Fund determines its NAV and that the discussion included in the third full paragraph applies also to the Money Market Fund.

Response. We have revised the disclosure as requested.

23.

Comment. Please revise the introductory narrative to the Funds’ Financial Highlights to refer investors to the variable contract prospectus for additional information about the expenses that apply to variable contracts.

Response. We have revised the disclosure as requested.

SAI Comments:

24.

Comment. Under “Investment Objectives,” please revise the description of the Money Market Fund’s investment objective to match the description set forth in the Summary Section of the Fund’s Prospectus.

Response. We have revised the disclosure as requested.

25.	Comment. Please revise the second paragraph under “Investment Policies” to more clearly describe what types of securities and investment techniques the Money Market Fund may invest in and employ.

Response. We have revised the disclosure as requested.

April 26, 2016

26.

Comment. Please consider revising the Money Market Fund’s fundamental policy on “Industry Concentration” to reflect the changes to the Fund’s investment strategy and to be consistent with Rule 2a-7. In particular, consider removing the carve out relating to certificates of deposit and banker’s acceptances from the policy.

Response. While we acknowledge that the carve out for certificates of deposit and bankers’ acceptances in the Fund’s fundamental policy regarding concentration is now more permissive than the language of Rule 2a-7 as it applies to government money market funds, the Registrant does not believe the language is problematic and respectfully declines to revise the policy at this time. As is clearly disclosed in the Fund’s Prospectus and SAI, the Fund intends to operate as a government money market fund pursuant to Rule 2a-7 and will comply with all of the investment restrictions and other applicable conditions accordingly regardless of the existence of the carve out in the Fund’s fundamental policy regarding concentration.

27.	Comment. In accordance with Item 16(d) of Form N-1A, please describe the types of investments that the Small Cap Value Fund can make while assuming a temporary defensive position.

Response. The types of investments that the Small Cap Value Fund may make while assuming a temporary defensive position are disclosed under the “Temporary Investing” section of the Fund’s Prospectus. Therefore, the Registrant has not revised the Fund’s SAI disclosure as requested. Specifically, the Prospectus discloses that the Fund “may invest without limit in money market instruments and other short-term fixed income securities in an effort to protect the value of the Fund when [the] Fund’s Adviser or Sub-Adviser believes that changes in economic, financial or political conditions warrant.”

28.	Comment. Please provide a description of the Funds’ expense limitation provisions per Item 19(a)(3)(iii) of Form N-1A.

Response. The Funds’ expense limitations provisions are described under “Management - Expenses and Expense Limitations” in the Funds’ Prospectus. The SAI includes a section titled “Limitation on Fund Expenses” that directs investors to the Prospectus for information on the Funds’ expense limitations. Therefore, the Registrant has not revised the Funds’ SAI disclosure as requested.

29.

Comment. The Staff notes that the “Wells Capital Management Incorporated (“WellsCap”) - Other Accounts” table includes a footnote that does not correspond to any item in the table. Please remove the footnote or ensure that it corresponds to the updated version of the table to be included in the final version of the SAI.

Response. The Registrant confirms that the footnote corresponds to information included in the updated table included in the final version of the SAI.

30.	Comment. Please confirm supplementally that the Funds do not have a principal underwriter.

Response. The Registrant confirms that the Funds do not have a principal underwriter.

April 26, 2016

31.

Comment. In the “Directors and Officers” table, the Staff notes that the “Independent Directors” heading is followed by an asterisk, but there is no corresponding footnote. Please either remove the asterisk or include the footnote, as appropriate.

Response. We have removed the asterisk.

32.

Comment. The Staff notes that the Company’s Chief Compliance Officer (“CCO”) receives compensation from the Funds for her services. Please confirm that the CCO is paid $60,000 or less by the Funds or disclose in the table the aggregate compensation paid to the CCO by the Funds in accordance with Item 17(c) of Form N-1A.

Response. The Registrant confirms that for the most recently completed fiscal year, the aggregate compensation paid to the CCO by the Funds was less than $60,000. Therefore, we have not revised the table to include the aggregate compensation paid to the CCO by the Funds.

33.

Comment. In accordance with Item 17(e) of Form N-1A, please disclose whether the codes of ethics adopted by the Fund, its investment adviser and principal underwriter permit personnel subject to the codes to invest in securities, including securities that may be purchased or held by the Fund.

Response. We have revised the disclosure as requested.

34.

Comment. In the second paragraph under “Proxy Voting Policy and Proxy Voting Records,” please consider deleting the statement concerning participating in the investment results of the Funds, as this suggests that access to the voting record results is limited.

Response. We have deleted the referenced statement as suggested.

Part C Comments:

35.	Comment. Please explain why the registration statement does not include, as an exhibit, the written consent of Fund counsel in accordance with Section 7(a)(1) of the Securities Act of 1933.

Response. While Morgan, Lewis & Bockius, LLP (“Morgan Lewis”) does not admit that it is within the category of persons whose consent is required under Section 7(a)(1) or the rules and regulations thereunder, Morgan Lewis consents to the use of its name and the inclusion of its legal opinion in the Registration Statement. Such consent is included in the legal opinion, which will be filed in connection with the Registrant’s annual update filing filed pursuant to Rule 485(b) under the Securities Act of 1933.

36.	Comment. Please identify the signatory on the registration statement’s signature page that is signing as the Registrant’s principal accounting officer or comptroller.

Response. The Registrant has confirmed that Mr. Steven Viola will sign the Registration Statement as the Registrant’s principal accounting officer. We have revised the signature page of the Registration Statement accordingly.

April 26, 2016

*  *  *  *  *

I hereby acknowledge on behalf of the Registrant that: (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) the SEC’s or SEC staff’s comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; (iii) the action of the SEC or the SEC staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from full responsibility for the adequacy and accuracy of the disclosure in the registration statement; and (iv) the Registrant may not assert the SEC’s or the SEC staff’s comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any additional questions or comments, please do not hesitate to contact me 202.373.6101 or Chris Menconi at 202.373.6173.

Sincerely yours,

/s/ Laura E. Flores

Laura E. Flores

cc:	Christopher D. Menconi, Esq.

K. Michael Carlton, Esq.

April 26, 2016

Exhibit 1

Money Market Fund:

Annual Fund Operating Expenses

(expenses that you pay each year as a percentage of the value of your investment)

Investment Advisory Fees	0.33%
Distribution (12b-1) Fees	None
Other Expenses	0.28%
Total Annual Fund Operating Expenses	0.61%

Small Cap Value Fund:

Annual Fund Operating Expenses

(expenses that you pay each year as a percentage of the value of your investment)

Investment Advisory Fees	0.72%
Distribution (12b-1) Fees	None
Other Expenses	0.27%
Acquired Fund Fees and Expenses	0.03%
Total Annual Fund Operating Expenses*	1.02%

*

The Total Annual Fund Operating Expenses in this fee table may not correlate to the expense ratios in the Fund’s financial highlights and financial statements because the financial highlights and financial statements reflect only the operating expenses of the Fund and do not include Acquired Fund Fees and Expenses, which are fees and expenses incurred indirectly by the Fund through its investments in certain underlying investment companies.